                                                     August 13, 2009

VIA EDGAR AND FACSIMILE (202) 772-9204

H. Christopher Owings, Assistant Director

Scott M. Anderegg, Staff Attorney

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Re:	Office Depot, Inc.
Form 10-K for Fiscal Year Ended December 27, 2008
Filed February 24, 2009
Preliminary Proxy Statement on Schedule 14A
Filed July 13, 2009
File No. 1-10948

Gentlemen:

On behalf of our client, Office Depot, Inc. (“Office Depot”), we are providing the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with Office Depot’s responses to the comments in your letter dated August 5, 2009 regarding Office Depot’s Form 10-K for Fiscal Year Ended December 27, 2008, filed February 24, 2009, and Preliminary Proxy Statement on Schedule 14A, filed July 13, 2009. On the date of this letter, Office Depot has filed Amendment No. 1 to the Preliminary Proxy Statement (as amended, the “Proxy Statement”) incorporating the revisions described in this letter.

For your convenience, each response below corresponds to the bold italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented.

1.

We note from disclosure on page 4 that you conduct operations in the Middle East and Latin America. Iran, Syria and Sudan, countries generally understood to be included in references to the Middle East, and Cuba, alternatively viewed as encompassed by references to the Caribbean or to Latin America, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with, Cuba, Iran, Sudan and Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, whether through subsidiaries, resellers, retailers, distributors, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, and services you have

H. Christopher Owings

Scott M. Anderegg

U.S. Securities and Exchange Commission

August 13, 2009

provided to those countries and any agreements, commercial arrangements, or other contracts you have had with the governments of those countries or entities controlled by those governments.

Office Depot has informed us that they do not conduct operations in Iran, Syria, the Sudan or Cuba and do not have any agreements, commercial arrangements or other contracts with the governments of those countries or entities controlled by those governments. Office Depot notes that in 2003 it acquired the contract sales business of Guilbert S.A. from a French company now known as PPR S.A. That business (now Office Depot France) had prior to such transaction entered into a license agreement with Dynamics Office Supplies S.A.L. (“DOS”) and Merit Corporation S.A.L., two Lebanese companies, pursuant to which it granted DOS the right to sell Guilbert, Niceday and N2 branded products (and successor brands) in Lebanon, Syria and Jordan, Egypt, UAE, Saudi Arabia, Iraq and Cyprus. Merit Corporation only acts as the guarantor of DOS’s obligations pursuant to the agreement. Based upon information available to Office Depot, Office Depot believes that DOS has sales in Lebanon and has not conducted any operations in Syria.

2.	In this respect, we note June and January 2009 news articles discussing your franchise deal with M.H. Alshaya under which it will set up stores in certain Middle Eastern countries and we also note a January 2002 news article stating that M.H. Alshaya intended to explore retail opportunities in Syria. Please tell us whether M.H. Alshaya sells any of your products in Syria or to stores in Syria.

Office Depot has granted franchise rights to M.H. Alshaya in the following countries: Bahrain, Qatar, Saudi Arabia, UAE, Kuwait and Oman. The franchisee also has a right of first refusal for the countries of Egypt and Jordan if it meets its development objectives in the other territories. The franchise agreement does not include the rights to resell outside such countries.

3.	We note your disclosure “If shareholder approval is obtained, then the Series B Preferred will be convertible into shares of our common stock on the same terms as the Series A Preferred.” Please confirm that this also means that the initial conversion price for Series B Preferred is also $5.00. If not, please revise your disclosure to state the initial conversion price for the Series B Preferred.

In response to the Staff’s comment, the Dear Shareholder Letter in the Proxy Statement has been revised.

4.	Please add a Question and Answer disclosure discussing the impact that the approval of the proposals would have on your change of control provisions, especially on Mr. Odland’s employment agreement.

H. Christopher Owings

Scott M. Anderegg

U.S. Securities and Exchange Commission

August 13, 2009

In response to the Staff’s comment, the Proxy Statement has been revised on page 2.

5.	Please add a Question and Answer disclosure discussing the impact that the approval of the proposals would have on existing shareholders. For example, disclose if the proposals are approved that shareholders, if true, will be diluted.

In response to the Staff’s comment, the Proxy Statement has been revised on page 2.

6.	Please expand your Question and Answer disclosure concerning possible adjournment to indicate your intentions if the meeting is adjourned. For example, how long of an adjournment would you anticipate and whether you would have to change the record date.

In response to the Staff’s comment, the Proxy Statement has been revised on page 4.

7.	To the extent known, disclose how your significant shareholders intend to vote their shares.

In response to the Staff’s comment, the Proxy Statement has been revised on page 3.

8.	Please expand your discussion in the first paragraph to briefly include the background of the transaction including the manner in which the parties were determined and whether it was an arms-length transaction.

In response to the Staff’s comment, the Proxy Statement has been revised on page 5.

9.	We note your disclosure in the first paragraph on page 19 of the percentage of ownership that Series A Preferred would own. Please revise your discussion here to also disclose the percentage of ownership of the Series A Preferred as of a recent date assuming full conversion.

In response to the Staff’s comment, the Proxy Statement has been revised on page 5.

10.	Please revise to disclose the percentage of ownership of the Series B Preferred as of a recent date assuming full conversion.

In response to the Staff’s comment, the Proxy Statement has been revised on page 7.

H. Christopher Owings

Scott M. Anderegg

U.S. Securities and Exchange Commission

August 13, 2009

11.	We note your disclosure in the first paragraph, “this summary is qualified in its entirety by reference to the Purchase Agreement, Investor Rights Agreement and the Registration Rights Agreement.” As you are responsible for the accuracy of the information and the inclusion of material terms in the summary, this type of qualification is inappropriate. Please revise accordingly.

In response to the Staff’s comment, the Proxy Statement has been revised on page 8.

12.	We note your disclosure that you “paid to BC Partners a funding fee equal to $3,500,000. The Company also reimbursed the Investors for $2,000,000 of their reasonable and documented out-of-pocket fees and expenses incurred on or before the closing date in connection with the execution of the Purchase Agreement and the Registration Rights Agreement and the purchase by the Investors of the Series A Preferred and the Series B Preferred.” Please confirm that this is all the fees paid in connection with this transaction. If not, please disclose the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the issuance of the Series A and Series B Preferred Stock that you have made or may be required to make to any holder of such securities, any affiliate of a such holder, or any person with whom any holder has a contractual relationship regarding the transaction (including any liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments).

On behalf of Office Depot, we confirm that all of the fees that Office Depot has made or may be required to make to any holder of Series A and Series B Preferred Stock in connection with the transaction, any affiliate of such holder, or any person with whom any such holder has a contractual relationship are indicated above. In response to the Staff’s comment, the Proxy Statement has been revised on page 8. We note, as disclosed on page 9 of the Proxy Statement, that the BC Partners designees to Office Depot’s board of directors are entitled to receive similar compensation, benefits, reimbursement, indemnification and insurance coverage as Office Depot’s other directors.

13.	Revise your first paragraph to clarify that the material “certain governance related rights” and the “certain ownership percentage thresholds” are then described in the following paragraphs.

In response to the Staff’s comment, the Proxy Statement has been revised on page 8.

14.

We note your disclosure in the first paragraph, “While we believe this summary covers the material terms and provisions of the Series A CoD, it may not contain all of the information that is important to you and is qualified in its entirety by reference to the Series A CoD, … ” As you are responsible for the accuracy of the

H. Christopher Owings

Scott M. Anderegg

U.S. Securities and Exchange Commission

August 13, 2009

information and the inclusion of material terms in the summary, this type of qualification is inappropriate. Please revise accordingly.

In response to the Staff’s comment, the Proxy Statement has been revised on page 13.

15.	We note your disclosure in the first paragraph, “While we believe this summary covers the material terms and provisions of the Series B CoD, it may not contain all of the information that is important to you and is qualified in its entirety by reference to the Series B CoD, … ” As you are responsible for the accuracy of the information and the inclusion of material terms in the summary, this type of qualification is inappropriate. Please revise accordingly.

In response to the Staff’s comment, the Proxy Statement has been revised on page 17.

16.	As you did for the Series A Preferred, please disclose the initial conversion price in your conversion discussion.

In response to the Staff’s comment, the Proxy Statement has been revised on page 19.

17.	Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by CIE Management II Limited and LMBO Europe SAS. Refer to Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

In response to the Staff’s comment, the Proxy Statement has been revised on page 25.

18.	We note that if the proposals are approved by shareholders that Mr. Odland’s options will vest. Please revise your beneficial ownership chart to disclose the impact, if any, upon Mr. Odland’s beneficial ownership should the proposals be approved.

In response to the Staff’s comment, the Proxy Statement has been revised on page 25.

*    *    *

In response to the Staff’s request for written confirmation from each participant and filing person regarding their disclosure obligations and the comment process, we confirm on behalf of Office Depot and each participant and filing person related to Office Depot that:

H. Christopher Owings

Scott M. Anderegg

U.S. Securities and Exchange Commission

August 13, 2009

•	Office Depot is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Office Depot may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please feel free to contact the undersigned, outside counsel to Office Depot, at (212) 403-1309 or Jonathan H. Gordon, also outside counsel to Office Depot, at (212) 403-1110.

Very truly yours,

David A. Katz

cc:	Elisa Garcia
Executive Vice President, General Counsel & Corporate Secretary
Office Depot, Inc.
6600 North Military Trail
Boca Raton, Florida 33496